NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

21F, 55 Loushanguan Rd, Changning District

Shanghai, China 200336

August 27, 2024

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Andrew Blume

Re:	Nisun International Enterprise Development Group Co., Ltd

Form 20-F for the Fiscal Year Ended December 31, 2023

File No. 001-37829

Dear Mr. Blume:

On behalf of Nisun International Enterprise Development Group Co., Ltd (the “Company”), we acknowledge receipt of a comment letter (the “Comment Letter”) from the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission, dated August 13, 2024, regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The Company is currently in the process of preparing a response. As communicated with the Staff, the Company will require additional time to complete its response. The Company respectfully requests an extension of ten business days to submit its response no later than September 11, 2024.

We appreciate the Staff’s accommodation in extending the deadline for the Company. If you have any questions, please do not hesitate to contact me or our U.S. counsel, Anthony W. Basch. You can reach Mr. Basch at (804.771.5725) or awbasch@kaufcan.com.

Nisan International Enterprise Development Group Co., Ltd

By:	/s/ Changjuan Liang
Name:	Changjuan Liang
Title:	Chief Financial Officer

cc:	Anthony W. Basch, Kaufman & Canoles, P.C.

Yan (Natalie) Wang, Kaufman & Canoles, P.C.